UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 13, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT PLEDGE OF SHARES BY SHAREHOLDERS

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the “Company”).

Recently, the Company received notices from Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”) and Shanghai Jidaohang Enterprise Management Company Limited (“Shanghai Jidaohang”), stating that on 11 September 2019, JuneYao Group pledged 311,831,909 listed A shares of the Company (representing 1.90% of the total share capital of the Company) with trading moratorium to China Merchants Wealth Asset Management Co., Ltd. (招商財富資產管理有限公司), the pledge period of which shall commence from 11 September 2019 until the end of the limitation period of action for the creditor’s rights under the principal creditor’s right contract, and on 11 September 2019, Shanghai Jidaohang pledged 589,041,096 listed A shares of the Company (representing 3.60% of the total share capital of the Company) with trading moratorium to China Merchants Wealth Asset Management Co., Ltd., the pledge period of which shall commence from 11 September 2019 until the end of the limitation period of action for the creditor’s rights under the principal creditor’s right contract. The pledge procedures for the above shares have been completed with the Shanghai Branch of China Securities Depository and Clearing Company Limited. The above total number of shares pledged represents 5.50% of the total share capital of the Company.

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In addition, Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”), a subsidiary of JuneYao Group, has already pledged 232,000,000 H shares of the Company. Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), a subsidiary of JuneYao Group, has not pledged any shares of the Company.

Type of shares	Number of shares held	Proportion of the number of shares held to the total share capital of the Company	Number of shares pledged	Proportion of the number of shares pledged to the number of shares held	Proportion of the number of shares pledged to the total share capital of the Company
Juneyao Airlines (A shares)	219,400,137	1.34%	0	0	0
Juneyao Airlines (H shares)	12,000,000	0.07%	0	0	0
JuneYao Group (A shares)	311,831,909	1.90%	311,831,909	100%	1.90%
Shanghai Jidaohang (A shares)	589,041,096	3.60%	589,041,096	100%	3.60%
Juneyao Hong Kong (H shares)	517,677,777	3.16%	232,000,000	44.82%	1.42%

Total	1,649,950,919	10.07%	1,132,873,005	68.66%	6.92%

Note:	The aggregate number of shares of the Company pledged by JuneYao Group, Shanghai Jidaohang and Juneyao Hong Kong represents 79.86% of the total number of shares held by them in aggregate.

As of the date of this announcement, JuneYao Group and its subsidiaries, namely Shanghai Jidaohang, Juneyao Hong Kong and Juneyao Airlines, hold 1,649,950,919 shares of the Company in aggregate, representing 10.07% of the total share capital of the Company. Upon the completion of the pledge of shares, JuneYao Group, Shanghai Jidaohang and Juneyao Hong Kong pledged 1,132,873,005 shares of the Company in aggregate (of which 900,873,005 were A shares and 232,000,000 were H shares), representing 68.66% of the aggregate number of shares of the Company held by JuneYao Group and its subsidiaries, namely Shanghai Jidaohang, Juneyao Hong Kong and Juneyao Airlines, and 6.92% of the total share capital of the Company.

By the order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
12 September 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).

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